FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of December, 2003

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

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                             [Cristalchile Logo]


NYSE: CGW                                       CONTACT IN SANTIAGO:
Santiago: CRISTALES                             Ricardo Dunner
www.cristalchile.cl                             Head of Investor Relations
                                                PH: (562) 787-8855
                                                FAX: (562) 787-8800
                                                EMAIL: rdunner@cristalchile.cl


                                                         FOR IMMEDIATE RELEASE


                CRISTALERIAS DE CHILE S.A. REPORTS PAYMENT OF
                          EVENTUAL DIVIDEND N(0)156

Santiago, Chile (November 27, 2003) - Cristalerias de Chile S.A. today informed the following:

On November 26, 2003, the Board of Directors of Cristalerias de Chile S.A. approved to distribute eventual dividend N(0)156 for the amount of Ch$15 per share (1 ADR=3 shares), with a charge to the Future Dividends Fund.

The dividend will be paid starting on January 13, 2004, to all the shareholders registered as of January 7, 2004 in the shareholders' registry.

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                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Controller



Date:  December 4, 2003